SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12 (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

RAILAMERICA, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	65-0328006

(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

5300 Broken Sound Blvd., N.W., Boca Raton, FL	33487

(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:	N/A

(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so	Name of Each Exchange on Which Each
Registered	Class is to be Registered
Common Stock, $.001 par value	New York Stock Exchange

Common Stock Purchase Rights with respect to Common Stock, par value $.001	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

EXPLANATORY NOTE

     This Registration Statement on Form 8-A is being filed due to an error in the EDGAR codes for the original filing on December 26, 2001. The original filing was mistakenly filed under RailAmerica Transportation Corp., a wholly owned subsidiary of the Registrant.

Item 1. Description of Registrant’s Securities to be Registered.

     RailAmerica, Inc. (the “Company” or “Registrant”) is registering certain of its securities on the New York Stock Exchange, Inc. (the “Exchange”) consisting of certain of its capital stock as well as certain common stock purchase rights issued in connection with such capital stock.

     The capital stock of the Registrant to be registered on the Exchange is the Registrant’s common stock, par value $.001 per share (the “Common Stock”). The Registrant hereby incorporates by reference the description of the Registrant’s Common Stock filed as a part of the Registrant’s Registration Statement on Form S-3, as filed on September 6, 2000 and amended on October 25, 2000 (Registration No. 333-45200).

     On January 6, 1998, the Board of Directors (the “Board”) of RailAmerica, Inc., a Delaware corporation (the “Company”), authorized and approved a dividend distribution of one Right (each a “Right” and collectively the “Rights”) for each outstanding share of Common Stock of the Company to stockholders of record at the close of business on January 20, 1998. Each Right initially entitles the registered holder to purchase from the Company one share of Common Stock at a price of $36.00 per share (the “Purchase Price”), subject to certain adjustments. The Purchase Price shall be paid in cash. The description and terms of the Rights are set forth in the Common Stock Purchase Rights Agreement (as amended, the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company, as Rights Agent. The material terms of the Rights Agreement are summarized below.

     Initially, the Rights are represented by the Common Stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock and a distribution of the Rights certificates will occur upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock, (ii) ten business days following a public announcement that a person or group of affiliated or associated persons has (x) become the direct or indirect beneficial owner of at least 10% of the Company’s outstanding Common Stock, and (y) whose ownership interest is deemed by the Board to cause a material adverse impact on the business or prospects of the Company or its stockholders (such persons or group hereinafter called an “Adverse Person”), or (iii) ten business days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person or an Adverse Person. Until the date that the Rights certificates are distributed (the “Distribution Date”), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the date that the Rights Plan is adopted will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding also will constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

     As amended to date, the definition of an Acquiring Person, excludes (i) the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan, (ii) EGS Associates, L.P., a Delaware limited partnership, EGS Partners L.L.C., a Delaware limited liability company, Bev Partners, L.P., a Delaware limited partnership, Jonas Partners, L.P., a New York limited partnership, EGS Management, L.L.C., a Delaware limited liability company, William Ehrman, Frederic Greenberg, Jonas Gerstl and Julia Oliver, unless (a) such Persons shall be the Beneficial Owners, individually or in the aggregate, of twenty-five percent (25%) or more of the shares of Common Stock then outstanding, (b) the Agreement, dated August 21, 1998, between the Company, EGS Associates, L.P., EGS Partners, L.L.C., BEV Partners, L.P., Jonas Partners, L.P., William Ehrman, Frederic Greenberg, Frederick Ketcher, Jonas Gerstl, James McLaren and William Lautman, as such Agreement may be amended or supplemented from time to time, shall be determined to be unenforceable by a court of competent jurisdiction or (c) such Persons shall challenge the enforceability of such Agreement, (iii) Barclays Bank PLC and the lenders named in that certain Senior Secured Loan Facility and Guaranty Agreement (the “Facility”) dated as of April 30, 1999 among Freight Victoria, the Company, RailAmerica Australia Pty Ltd., Barclays Bank PLC and the lenders named therein (such lenders collectively with Barclays Bank PLC to be referred to hereinafter as the “Lenders”), but only with respect to (A) warrants (the “Warrants”) to purchase shares of Common Stock issued by the Company to the Lenders pursuant to the Facility and pursuant to that certain Warrant Agreement dated as of April 30, 1999 between the Company and the Lenders and (B) the shares of Common Stock issuable upon exercise of the Warrants, it being understood that all other shares of Common Stock acquired by the Lenders independent of (A) or (B) above shall be considered for purposes of determining Acquiring Person status of Lenders; or (iv) any Person who or which, together with all Affiliates and Associates of such Person, would be an Acquiring Person solely by reason of a reduction in the number of issued and outstanding shares of Common Stock of the Company pursuant to a transaction or series of related transactions approved by a majority of the Independent Directors, if any, then in office and approved by a Supermajority Vote; provided, further, however, that in the event that such Person described in the foregoing clause (iv) does not become an Acquiring Person by reason of the foregoing clause (iv), such Person shall nonetheless become an Acquiring Person in the event such Person thereafter acquires Beneficial Ownership of an additional one percent (1%) of the Common Stock of the Company, unless such additional Common Stock ownership results solely from a subsequent reduction in the number of issued and outstanding shares of Common Stock of the Company.

     The Rights are not exercisable until the Distribution Date and will expire ten years after the adoption of the Rights Agreement, unless earlier redeemed by the Company as described below.

     Upon a triggering event and as soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights certificates alone will represent the Rights. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event a person or group of affiliated or associated persons becomes an Acquiring Person or an Adverse Person (except pursuant to an offer for all outstanding shares of Common Stock that is determined by the Board to be fair to and otherwise in the best interest of the Company and its stockholders, a “Qualifying Tender Offer”), each Right then outstanding would “flip-in” and become a right to buy that number of shares of Common Stock of the Company which at the time of such acquisition would have a market value of two times the exercise price of the Right. The acquiror who triggered the Rights would be excluded from the “flip-in” because his Rights would have become null and void upon his triggering acquisition.

     In the event that the “flip-in” is triggered, if there is not sufficient authorized Common Stock available for issuance upon the exercise of each Right or if the Board so elects, the Board may: (i) seek stockholder approval to increase the number of authorized shares of Common Stock or (ii) designate as issuable upon exercise of the Rights such amount of Common Stock, cash, other equity or debt securities, assets and/or other consideration as would be equal to the value that would have been received if each Right had received only Common Stock upon exercise.

     If, following a person or group of affiliated or associated persons becoming an Acquiring Person or an Adverse Person, (i) the Company shall consolidate with or merge into any other person or entity in which the Company is not the surviving corporation, (ii) any other person or entity shall merge into the Company and all or part of the outstanding Common Stock shall be changed into or exchanged for securities of any other person or entity, or cash or any other property, or (iii) the Company sells 50% or more of its assets or earning power, each Right then outstanding would “flip-over” and thereby would become a right to buy that number of shares of common stock of the acquiring company which at the time of such transaction has a market value of two times the exercise price of the Right.

     At any time after a person or group of affiliated or associated persons becomes an Acquiring Person or an Adverse Person and before the acquisition by such person or group of 50% or more of the outstanding Common Stock of the Company, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, for Common Stock at an exchange ratio of 1.0 share of the Company’s Common Stock per Right, subject to adjustment.

     At any time until ten days (subject to extension by the Company) following the public announcement that a person or group of affiliated or associated persons has become an Acquiring Person or an Adverse Person, the Company may redeem the Rights at a price of $.001 per Right, payable in cash. For as long as the Rights are then redeemable, the Company may extend the period during which it may redeem the Rights. Under certain circumstances set forth in the

Rights Agreement, the decision to redeem or to extend the period during which the Rights are redeemable shall require the concurrence of at least two thirds of the members of the Board and a majority of the Independent Directors (as hereinafter defined). After the redemption period has expired, the Company’s rights of redemption may be reinstated if the Acquiring Person or Adverse Person reduces his or her beneficial ownership to less than 10% of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board ordering redemption of the Rights, with, where required, the concurrence of at least two thirds of the members of the Board and a majority of the Independent Directors, the Rights will terminate and the only right which the holders of Rights will thereafter have will be to receive the $.001 redemption price.

     The term “Independent Directors” means any member of the Board who is not an Acquiring Person or Adverse Person, is not an employee or officer of the Company or an employee, officer or director of any Acquiring Person or Adverse Person, and is not a relative or spouse of (i) an Acquiring Person or Adverse Person, (ii) any officer or other person employed in a management position with the Company or with any Acquiring Person or Adverse Person, or (iii) any director of any Acquiring Person or Adverse Person.

     The Purchase Price payable, and the number of shares of Common Stock issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The implementation of the Rights Agreement has not interfered with the day-to-day operations of the Company. The Rights Agreement provides that the Company may not enter into any transaction of the sort enumerated in the “flip-in/flip-over” provisions if, in connection therewith, there are outstanding securities or there are agreements or arrangements intended to counteract the protective provisions of the Rights. For example, the Company may not merge with an acquiring corporation if the acquiring corporation has granted its shareholders rights to purchase its Common Stock at less than fair market value upon the triggering of flip-over rights in one of its acquisition targets. Any of the provisions of the Rights Agreement may be amended by the Board as long as the Rights are then redeemable. When the Rights are not redeemable, the provisions of the Rights Agreement may be amended by the Board only in order to cure any ambiguity, to correct or supplement any provision which may be inconsistent with any other provision or make changes which do not affect adversely the interests of holders of Rights; provided, however, that no amendment may change the redemption price or the expiration date of the Rights, and amendments after a person or group of affiliated or associated persons becomes an Acquiring Person or an Adverse Person (other than pursuant to a Qualifying Tender Offer) may be made only if approved by a majority of the Independent Directors and at least two thirds of the Board.

     A copy of the Rights Agreement will be supplied to the Exchange. The Rights Agreement has been amended on four occasions with each amendment revising the definition of “Acquiring Person” set forth in the Rights Agreement. The current definition of “Acquiring Person” appears in the Fourth Amendment to Rights Agreement (the “Fourth Amendment”), dated as of April 13, 2000, between the Company and American Stock Transfer & Trust Company, a copy of which will be supplied to the Exchange and which has been filed with the Securities and Exchange Commission as an Exhibit to the Company’s Current Report on Form 8-K, filed as of April 18, 2000. A copy of the Rights Agreement, or Fourth Amendment to the Rights Agreement, is available free of charge from the Rights Agent. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the Fourth Amendment to the Rights Agreement, which are incorporated herein by reference.

Item 2. Exhibits.

4.1	All exhibits required by the Instructions to Item 2 will be supplied to the New York Stock Exchange.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

July 19, 2005	RAILAMERICA, INC.
	By:	/s/ Donald D. Redfearn
		Name:	Donald D. Redfearn
		Title:	President

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